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October 14, 1998


Advanced Machine Vision Corporation
2067 Commerce Drive
Medford, OR  97504
Attention:  Mr. Alan Steel

Dear Alan:

Reference is made to the Series B Preferred Stock Purchase Agreement of even date herewith between Advanced Machine Vision Corporation, a California corporation ("AMV"), and FMC Corporation, a Delaware corporation ("FMC"), and the documents, instruments and agreements executed in connection therewith (collectively, the "Executed Documents").

In furtherance of the Executed Documents, and notwithstanding anything to the contrary contained therein, subject to compliance with applicable laws and the Nasdaq Stock Market requirements, the parties agree that if FMC exercises its option to acquire fifteen percent (15%) of the then issued and outstanding shares of AMV, AMV will fill a vacancy on the Board with one designee chosen by FMC Corporation or, if no such vacancy exists, AMV will increase the size of its board by one (1) in order to create such vacancy.

FMC and AMV agree to cooperate with each other in effectuating the terms of this letter and to execute and deliver such further documents or instruments and take such further actions as shall be necessary, appropriate and desirable in order to carry out the full intent and purposes of the terms of this Letter.



                                                FMC Corporation

                                                By: /s/ Charles H. Cannon, Jr.
                                                   ----------------------------
                                                Its: Vice President
                                                    ---------------------------

Advanced Machine Vision Corporation


By: /s/ Alan R. Steel
    --------------------------
Its: Chief Financial Officer
     -------------------------